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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abner Herrman & Brock, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside 5, 185 Hudson Street, Suite 1640
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPA's LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

SEC Mail Processing Section FEB 25 2020 Washington DC 416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard J. Abner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abner Herrman & Brock, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~RAFAEL L. MARTE~~
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

Signature

Chairman
Title

Notary Public 2/12/20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Abner Herrman & Brock, LLC

Statement of Financial Condition

December 31, 2019

Abner Herrman & Brock, LLC
Statement of Financial Condition
December 31, 2019

ASSETS	
Cash and cash equivalents	$ 1,163,247
Advisory fees receivable	61,978
Fixed assets - net of accumulated depreciation and amortization of $412,868 (Note 2(d))	115,122
Right-of-use asset	430,455
Other assets	77,533
Total Assets	$ 1,848,335
LIABILITIES AND Members' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 137,909
Operating lease liability	430,455
Total Liabilities	568,364
Commitments and Contingencies (Notes 4 and 6)	
Capital (Note 7)	1,279,971
Total Liabilities and Members' Capital	$ 1,848,335

The accompanying notes are an integral part of this statement.

Note 1. Nature of Business

Abner Herrman & Brock, LLC (The "Company") clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3(k)(2)(ii). Also, the Company provides investment advisory services mainly to individual investors.

Note 2. Summary of Significant Accounting Policies

a) *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Investment advisory fees are recognized as revenues as earned.

b) *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. Cash and equivalents include investments with initial maturities of three months or less. The Company maintains its cash balances at credit-worthy financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2019, a total of 318,851 was in excess of FDIC-insured amounts held in financial institutions. There were no cash equivalents at December 31, 2019.

c) *Income Taxes*
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

d) *Property and Equipment*
Property and equipment are depreciated on the straight-line method over an estimated useful life of four to seven years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) *Subsequent Events*
The Company has evaluated events and transactions that occurred between December 31, 2019 and February 3, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3. Fixed Assets

Fixed assets consist of the following at December 31, 2019:

Machinery and equipment	$	215,252
Furniture and fixtures		205,238
Automobiles		107,500
		527,990
Less: Accumulated depreciation		(412,868)
	$	115,122

Depreciation expense was $36,524 for the year ended December 31, 2019.

Note 4. Leases

The Company leases office space pursuant to an operating lease expiring September 30, 2022. The future minimum rental commitments through termination is as follows:

Year ending December 31,		Amount
2020	$	170,170
2021		170,170
2022		127,627
Total minimum lease payments	$	467,967

Pursuant to FASB Accounting Standards Codification ("ASC") 842, regarding leases, which took effect as of the first day of the fiscal year, the Company has reflected a right-of-use asset in the amount of approximately $430,000 and a lease liability in the amount of $430,000. There is little impact to the Members' net capital, as the right-of-use asset is allowable to the extent of an offsetting lease liability.

We elected to apply certain practical expedients provided under ASC 842 whereby we will not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) initial direct costs for any existing leases.

Our leases consist of leaseholds on office space. The approach takes into consideration the range of the term, the range of the lease payments, the category of the underlying asset and our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments.

During the year ended December 31, 2019 the Company incurred $139,717 towards the amortization of assets included in expenses in the accompanying Statement of Income.

Note 5. Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually a match contribution based upon the amount the employees contribute and, at the discretion of management, up to 15% of the eligible compensation. For the year ended December 31, 2019, the Company contributed $7,427.

Note 6. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Company had net capital of $1,014,676, which was $1,005,502 in excess of its required net capital of $9,194. The Company's net capital ratio was 13.59%.

A copy of the Company's Statement of Financial Condition as of December 31, 2019, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Abner, Herrman & Brock LLC
Harborside 5
185 Hudson Street, Suite 1640
Jersey City, NJ 07311

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Abner, Herrman & Brock LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Abner, Herrman & Brock LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Abner, Herrman & Brock LLC's management. Our responsibility is to express an opinion on Abner, Herrman & Brock LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Abner, Herrman & Brock LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Abner, Herrman & Brock LLC's auditor since 1997.

New York, NY
February 3, 2020